UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

bluebird bio, Inc.

(Name of Subject Company)

bluebird bio, Inc.

(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

09609G 209

(CUSIP Number of Common Stock)

Andrew Obenshain

President and Chief Executive Officer

bluebird bio, Inc.

455 Grand Union Boulevard

Somerville, Massachusetts 02145

(339) 499-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

R. Scott Shean

Andrew Clark

Brian R. Umanoff

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Boston, Massachusetts 92626

(714) 540-1235

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9C consists of the following documents related to the proposed acquisition of bluebird bio, Inc., a Delaware corporation (the “Company” or “bluebird bio”), pursuant to an Agreement and Plan of Merger, dated as of February 21, 2025, by and among Beacon Parent Holdings, L.P., a Delaware limited partnership (“Parent”), and Beacon Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”).

1.	Frequently Asked Questions, dated February 21, 2025 (Exhibit 99.1)

2.	Email from Andrew Obenshain, Chief Executive Officer of bluebird bio, sent to employees, dated February 21, 2025 (Exhibit 99.2)

3.	Email from Tom Klima, Chief Commercial & Operating Officer of bluebird bio, sent to QTC Accounts, dated February 21, 2025 (Exhibit 99.3)

4.	Form Email for CMC Vendors, dated February 21, 2025 (Exhibit 99.4)

5.	Form Email to National PAO Leaders, dated February 21, 2025 (Exhibit 99.5)

6.	Form Email to Payers, dated February 21, 2025 (Exhibit 99.6)

7.	Social Media Post, dated February 21, 2025 (Exhibit 99.7)

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer for the outstanding shares of bluebird bio referenced in this communication has not yet commenced. This communication is not an offer to buy nor a solicitation of an offer to sell any securities of bluebird bio. The solicitation and the offer to buy shares of bluebird bio common stock will only be made pursuant to a Tender Offer Statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Parent and Merger Sub intend to file with the Securities and Exchange Commission. In addition, bluebird bio will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Once filed, investors will be able to obtain a free copy of these materials and other documents filed by Parent, Merger Sub and bluebird bio with the SEC at the website maintained by the SEC at www.sec.gov. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by bluebird bio under the “investors & media” section of bluebird bio’s website at www.bluebirdbio.com.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT OF BLUEBIRD BIO AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES INTO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements included above that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements. The forward-looking statements are based on bluebird bio’s current beliefs and expectations and include, but are not limited to: statements regarding beliefs about the potential benefits of the transaction, the planned completion and timing of the transactions contemplated by the Merger Agreement; and the prospective performance and outlook of the surviving company’s business, performance, and opportunities. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing and completion of the tender offer and the merger; uncertainties as to the percentage of bluebird bio stockholders tendering their shares in the tender offer; the possibility that competing offers will be made; the possibility that various closing conditions for the tender offer or the merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable regulatory and/or governmental entities (or any conditions, limitations or restrictions placed on such approvals); risks relating to bluebird bio’s liquidity during the pendency of the tender offer and the merger or in the event of a termination of the Merger Agreement; the risk that the milestone related to the contingent value right is not achieved; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; risks related to diverting management’s attention from bluebird bio’s ongoing business operations; the risk that stockholder litigation in connection with the transactions contemplated by the Merger Agreement may result in significant costs of defense, indemnification and liability; and other risks and uncertainties pertaining to bluebird bio’s business, including the risks and uncertainties detailed in bluebird bio’s public periodic filings with the SEC, as well as the tender offer materials to be filed by Parent and Merger Sub and the Solicitation/Recommendation Statement to be filed by bluebird bio in connection with the tender offer.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and bluebird bio undertakes no obligation to revise or update these statements to reflect events or circumstances after the date hereof, except as required by law.

Exhibit Number	Exhibit Description
99.1	Frequently Asked Questions, dated February 21, 2025
99.2	Email from Andrew Obenshain, Chief Executive Officer of bluebird bio, sent to employees, dated February 21, 2025
99.3	Email from Tom Klima, Chief Commercial & Operating Officer of bluebird bio, sent to QTC Accounts, dated February 21, 2025
99.4	Form Email for CMC Vendors, dated February 21, 2025
99.5	Form Email to National PAO Leaders, dated February 21, 2025
99.6	Form Email to Payers, dated February 21, 2025
99.7	Social Media Post, dated February 21, 2025